November 18, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read the statements made under the heading “Changes in Registrant’s Certifying Accountant” included in CDC Corporation’s Form 6-K dated November 18, 2011, and we agree with the statements made therein.

Yours truly,

/s/ Deloitte & Touche LLP
Atlanta, Georgia